Filed by Westinghouse Air Brake Technologies Corp
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: General Electric Company
Commission File No.: 001-00035

Note from Ray Betler to Wabtec Employees

Subject:  U.S. Department of Justice Closes Review of Wabtec/GE Transportation Merger

Team,

I’m thrilled to share that the U.S. Department of Justice (DOJ) has closed its review of our pending merger with GE Transportation.  This marks a huge milestone in our journey and is the culmination of hard work by so many across both companies. To everyone that has been involved in this process – thank you.

We expect the transaction to close by the end of the first quarter of 2019, subject to satisfaction or waiver of customary closing conditions, and will share more specifics as the timing draws near.  Until the merger is complete, we will continue integration planning activities to prepare for Day 1 while recognizing that we remain separate businesses until the closing.

For now, please join me in celebrating this important milestone. By bringing together GE Transportation, a global digital industrial leader and supplier to the rail, mining, marine, stationary power and drilling industries, with Wabtec’s broad range of freight, transit and electronics solutions, we will pave the way in innovation, safety, efficiency, reliability and productivity and lead the transportation industry in unprecedented ways.

Ray